

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

Via E-mail
Mr. James E. Cline
Vice President and Chief Financial Officer
Trex Company, Inc.
160 Exeter Drive
Winchester, Virginia 22603

  RE: Trex Company, Inc.
     Form 10-K for the Year Ended December 31, 2012
     Filed February 19, 2013
     Form 10-Q for the Period Ended March 31, 2013
     Filed May 3, 2013
     Definitive Proxy Statement on Schedule 14A
     Filed March 22, 2013

     File No. 1-14649

Dear Mr. Cline:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Business, page 1

1. We note your disclosure in Note 13 to the financial statements that there are "seasonal trends in the demand for Trex," your disclosure on page 11 regarding the "seasonal nature of the demand for decking, railing, fencing and trim…" and your disclosure on page 21 regarding "the seasonality of our business." In your response letter dated August 6, 2010 in connection with our review of your Form 10-K for the fiscal year ended December 31, 2009, you indicated that you agreed with the SEC that a reasoned analysis of seasonality would be

beneficial to investors in the *Business* section in future Annual Reports on Form 10-K." Please explain why the information required by Item 101(c)(v) of Regulation S-K is not included in the Business section of your Form 10-K.

Manufacturing Process, page 3

2. We note your disclosure on page 3 that you "maintain research and development operations in the Trex Technical Center adjacent to our Winchester, Virginia manufacturing facilities." In future filings, please provide the information required by Item 101(c)(1)(xi) of Regulation S-K in the Business section of your Form 10-K.

Management's Discussion and Analysis

Critical Accounting Estimates

Product Warranty, page 21

3. During the year ended December 31, 2012, you recorded a $21.5 million increase to your warranty reserve. Given your ending warranty reserve balance of $29.0 million at December 31, 2012 as well as income from operations of $12.7 million for the year ended December 31, 2012, this appears to be a significant increase. In this regard, please provide draft disclosure to be included in future filings that addresses the following:

    *   Please expand your disclosures to explain the specific factors that led to this significant increase in reserve during the year ended December 31, 2012. Your disclosures should include any relevant trend information you considered;
    *   Your disclosures indicate that you assumed a rate of decline in claims though it fell short of the estimated decline that you originally estimated. Given the increase in the warranty reserve at December 31, 2012 as well as the increase in the provision recorded during the year ended December 31, 2012 compared to the year ended December 31, 2011, please expand your disclosures to address the factors that led to the rate of declines falling short from what was originally estimated and why your provision and reserve amounts are increasing in light of your continued assumption that claims will decline. For example, please clarify if the settlement amount per claim has been increasing; and
    *   Please tell us what consideration you gave to providing the product liability disclosures recommended by Question 3 of SAB Topic 5:Y, including the settlement costs by claim, the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim.

Financial Statements

Notes to the Financial Statements

Note 12. Commitments and Contingencies, page F-21

Product Warranty, page F-22

4. In your reconciliation of the warranty reserve provided on page F-23, please separately present changes in the reserve due to new product warranties issued during the current period as well as changes in the reserve related to preexisting warranties (including changes in estimates). Refer to ASC 460-10-50-8(c).

Form 10-Q for the Period ended March 31, 2013

General

5. Please address the above comments in your interim filings as well, as applicable.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

Annual Cash Incentive Compensation, page 24

Long-Term Equity Incentive Compensation, page 27

6. We note your disclosure that in establishing pretax income and cash flow targets for both annual cash incentive compensation and long-term equity incentive compensation, the Compensation Committee may exclude any items determined to be "extraordinary and not considered in the establishment of such targets." Item 402(b) of Regulation S-K requires that you disclose all previously established goals and discuss how you derived actual awards based on achievement or non-achievement of the applicable performance objective. In light of the Compensation Committee's determination to exclude the increase to the warranty reserve for decking material manufactured at the company's Nevada plant prior to mid-2006 of approximately $21 million, and the resulting net effect of such adjustment on pretax income for incentive purposes, please explain how and why the Compensation Committee determined the increase to the warranty reserve to be "extraordinary and not considered in the establishment" of the pretax income and cash flow targets. In addition, in future filings, please provide enhanced disclosure regarding the Compensation Committee's ability and discretion to exclude certain factors in determining financial performance objectives and the factors considered in making discretionary adjustments. See Item 402(b)(2)(v)-(ix) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant